

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2015

Via E-mail
James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

>   **Re: Old Line Bancshares, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed September 1, 2015**
>   **File No. 333-206696**

Dear Mr. Cornelsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please revise the cover page to:
   - disclose that Old Line Bancshares' common stock is listed and traded on the NASDAQ Capital Market and identify the trading symbol for those securities, as required by Item 501(b)(4) of Regulation S-K; and
   - quantify the closing stock price of Old Line Bancshares' common stock as of the date preceding public announcement of the proposed transaction and the latest practicable date.

Summary

Old Line Bancshares and Regal Bancorp can Amend or Terminate..., page 12

2.   In the fifth bullet on page 13, you disclose that if the volume-weighted average closing price of Old Line Bancshares common stock during the 30 trading days ending five business days before the effective date of the merger is less than a certain threshold, Old Line Bancshares would then have the option to increase the per-share common stock consideration to an amount that equals $10.14 per share of Regal Bancorp common stock. Please revise to explain whether any such adjustment to the per-share common stock consideration would affect the number of shares of Old Line Bancshares common stock issued as consideration. If so, please also confirm that you have registered such shares or tell us how you intend to do so.

The Merger Agreement and the Merger, page 35

3.   We note your statements in the second paragraph on page 35 concerning the representations and warranties contained in the merger agreement. Please note that disclosure regarding an agreement's representations or covenants (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements, please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Part II.

Item 22. Undertakings

4.   Please revise to include the undertaking required by Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services I

cc: Penny Somer-Greif, Esq.